Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05011365

9 September 2005


SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. DC
SECTION

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

9/21



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 5 Drilling Report

At 6.00am on Friday 9th September, Jeruk-2 ST5 operations were: - continuing flow test operations.

During the week a flow test of the interval 5027 metres to 5102 metres measured depth (4658 metres TVDSS – 4719 metres TVDSS) was conducted. The well flowed at a stabilized rate of 3000 barrels of oil per day with a gas oil ratio of 450 standard cubic feet/barrel through a 22/64 inch choke. The rate was constrained by surface facility limitations and the need to maintain a stable rate for evaluation purposes.

The total well depth is 5102 metres measured depth.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

9 September 2005

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

8 September 2005


SEC MAIL
RECEIVED
PROCESSING
SEP 19 2005
WASH., D.C.
209
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.





Cue Energy Resources Limited

GOOD OIL CONFERENCE
PERTH
7-8 SEPTEMBER 2005



Cue Energy Resources Limited

CORPORATE BACKGROUND

1981	Cue Energy floated in New Zealand
1995	SE Gobe oil field acquisition - PNG ASX listing in Australia
1997	New exploration areas - Indonesia
1998	SE Gobe oil production - PNG New exploration areas - PNG
2000	Exploration drilling begins - Indonesia
2001	Oyong oil & gas discovery - Indonesia debt free
2004	Jeruk oil discovery – Indonesia
2005	New exploration areas – Australia
2005	Maari oil field acquisition - NZ
2005	Oyong field development – Indonesia
2005	Jeruk appraisal - Indonesia



Cue Energy Resources Limited

CUE ENERGY STATISTICS

Shareholders	6,000
Listings	Australia/PNG
Ordinary Shares	523.7 Million
Top 20 Shareholders	240 Million Shares
Market Capitalisation @ A0.25 cents	A$130 Million
Cash at 1 September 2005	A$ 22 Million
Australian Registered Company	



Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

CHAIRMAN

Richard Tweedie — MD Todd Energy NZ; 11% of shares

DIRECTORS

Geoffrey Albers — Founder; 8% of shares

Ken Hoolihan — Exploration Manager Todd

Leon Musca — Lawyer; 2% of shares

CHIEF EXECUTIVE OFFICER

Bob Coppin — 37 years experience; Joined Cue 1994

CHIEF FINANCIAL OFFICER

Andrew Knox — 20 years experience; Joined Cue 1994



Cue Energy Resources Limited

CORPORATE PLAN

SHORT TERM

- Existing Exploration & Production
  - PNG, Indonesia, Australia, NZ
- Commercialise Current Assets
  - Oyong Oil & Gas Field
  - Maari Oil Field
- Appraise Jeruk Discovery

LONGER TERM

- Growth
  - New Exploration Areas
  - Acquisitions
  - Commercialise PNG Gas



Cue Energy Resources Limited

CUE HYDROCARBON INVENTORY

GAS RESOURCES



10 BCF 2P* Oyong (Indonesia)
4 BCF SE Gobe (PNG)
97 BCF Kimu (PNG)
120 BCF Barikewa (PNG)

OIL RESOURCES



0.3 mmbls (2P) † SE Gobe (PNG)
2.5 mmbls (2P equivalent) Maari (New Zealand)
1.0 mmbls 2P* Oyong (Indonesia)

* Cue estimate after government take, using USD40/bbl, contract gas price

† SEG 11 volumes not ncluded


Cue Energy Resources Limited
PDL 3
SHP 40.149650%
Orogen 20.5%
Oil Search 15.859740%
*Santos 15.921718%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
PPL 190
Santos 31.278%
* Oil Search 31.278%
Murray 26.497%
Cue 10.947%
Sampang PSC
* Santos 45%
SPC 40%
Cue 15%
MALAYSIA
INDONESIA
IRIAN JAYA
PNG
Gobe Development
PORT MORESBY
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
WA359-P
*Cue 50%
Exoil 50%
WA360-P, 361-P
*Cue 50%
Gascorp 50%
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
PERTH
ADELAIDE
MELBOURNE
BRISBANE
SYDNEY
CANBERRA
HOBART
PRL 8
*OilSearch 44.64%
Mosaic 28.57%
Gedd 16.07%
Cue 10.72%
EP 363
*Apache 73.60%
Kufpec 12.79%
Tap 13.61%
†CUE 10.00%
* Operator
† Option
T/37P, T/38P
* Cue 50%
Exoil 50%
PEP 38413
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%
LOCATION MAP
JOINT VENTURE INTERESTS


PAPUA NEW GUINEA
LOCATION MAP
Cue Energy Resources Limited
P'NYANG GAS FIELD
HIDES GAS FIELD
GOBE & S.E. GOBE OIL FIELDS
PDL 3
PPL 190
Goroka
JUHA GAS FIELD
KUTUBU OIL FIELDS
Koko-1
PRL 8
KIMU GAS FIELD
PRL 9
BARIKEWA GAS FIELD
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Kerema
PORT MORESBY
0
50
KILOMETRES
PPL 213
APPL 228
PRL 3
PPL 202
PRL 2
PDL 1
PPL 138
PRL4
PPL 157
PRL 5
PPL 218
PPL 199
PPL 219
PPL 138
PPL 219
PDL2
PDL 4
PPL 206
PPL 192
PPL 204
PPL 215
APPL 227
PPL 203
PPL 220
PPL 188
PPL 208
PPL 201
PPL 184
PPL 179
PPL 200
PPL 210
PRL1
PAPUA NEW GUINEA
N.T.
QLD.


PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Limited
GOBE
MAIN FIELD
WASUMA
(HEALY)
MAKAS
PPL 190
PPL 190
50 - 130
million
barrels
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-6
SEG-11
SEG-7
SEG-5
Bilip-1
Saunders-1X
PDL 4
PPL 219
PPL 206
S.E.GOBE FIELD
GOBE
FOOTWALL
PDL 3
NW Iehi-1
PDL 4
PPL 190
Iehi-1
Oil
Gas
Prospects & Leads
50 - 130
Mean and highside
recoverable volumes
Seismic 2004
0
10
KILOMETRES

SAMPANG PSC – LOCATION MAP

Cue Energy Resources Limited


112°30'E
113°00'E
113°30'E
N
7°00'S
7°30'S
9 200 000mN
700 000mE
750 000mE
Java Sea
Madura
Madura Strait
KE Field
Arosbaya-1
Gunung Geger Outcrop
Geger-1
Lerpak-1
Lerpak Field
Konang-1
Konang-2
Jambu-1
Pakaan-1st
Gigir-1
Sumberlantang-1
Amih lancak-1
Tanjung-001
Bujur Tenjah-1
Bujur Tumur-1
Durbuk-1
Kecodu Barat-1
Prancak-1
Mandalo-1
Gunung Kembar-1
Soemerep-1
Sumenep
Sebaya-1
Ketegeneh-1
Ketegeneh Field
Puteran
Bangkalan
Gresik
Sekarkorong Field
Bogomiring Field
Surabaya
Kruka Field
Lidah Field
Gunung-1
Kuti Field
Pakungan-1/1B
Sampang
Sampang PSC
Pamekasan
Camplong-1
Gulgul-1
Persik
Wortel
Pare
Jalar
Paus
Herbras
Raja
Gurita
Ubur-Ubur
Genteng
MW-1
Madura Offshore PSC
Maleo Field
CD-1
MDB-1
XX-1st
MS1-1
BD-2
BD-1st3
BD Field
Oyong
Jeruk
JERUK - 1
JERUK - 2
Mangga-1
Anggur Utara-1
Anggur-3
Anggur-2
Anggur-1
Kerawai
KE-11A
Bakung
Dukuh
KE-11E
KE-11C
Enau
KE-11HA
KE-11G
Flamboyan
Sidoarjo
Wunut Field
Pasuruan
Grati
Probolinggo
Besuki
28" Diameter Pipeline
0
20
KILOMETRES
MALAYSIA
Sumatra
INDONESIA
Java
Location
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play

Source Santos Ltd

OYONG FIELD
Top Mundu Depth Structure

Cue Energy Resources Limited



113°21'E
113°23'E
90MDR-204
9 195 000mN
9 194 000mN
9 193 000mN
9 192 000mN
07°17'S
07°18'S
760 000mE
762 000mE
764 000mE
0
500
1000
Metres
N
Oyong-1
Oyong-2
Oyong-3
Platform
GOC
902mss
923.2mRKB
OWC
940mss
961.2mRKB

Source Santos Ltd

Cue Energy Resources Limited

OYONG - SCHEMATIC CROSS SECTION


West
East
Oyong-1 & 2
Oyong-3
Mundu
Reservoir
120 metres
GOC 902mss
OWC 940mss
38 metres
Gas
Oil
Non Reservoir

Source Santos Ltd



Cue Energy Resources Limited

OYONG DEVELOPMENT CONCEPT

Gresik
Surabaya
Madura
Oyong
Gas and Oil-Field
Wellhead
Structure
Production
Barge
Oil Storage Tanker
Trans Java Pipeline
60 km Pipeline
Onshore
Gas Receiving Facilities
PGN Pipeline
Grati
Probolinggo
Leles
East Java

Source Santos Ltd

OYONG DEVELOPMENT STATUS



Cue Energy Resources Limited



Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10m
31m
3m
Sea Floor

Source: Santos Ltd

- Platform installed
- Development drilling underway
- Capital costs ~ USD112 million gross
- Cue cost ~ USD17 million
- First oil production year end 2005
- Gas development phase underway
- Gas Sales Agreement signed
- First gas production end 2006

Sampang PSC

Jeruk prospect



Jeruk 1
Jeruk 2

Top Kujung Limestone Depth Structure Map



Jeruk 1
Top Kujung Limestone

TD
5300m MD

Cue Energy Resources Limited

JERUK
Top Kujung Depth Structure


113°00'E
113°10'E
7°20'S
Anggur Utara-1
Anggur-1,2
Anggur-3
Mangga-1
Jeruk-3
Jeruk-4
J-2 ST-5
J-2 ST-4
Jeruk-2
Jeruk-5
Jeruk-1
Jeruk-6
4500
4600
4700
4800
4900
5000
5100
5200
5300
5400
5500
5600
Tenement Boundary
Proposed Wells
Contour Interval = 20m MSL
0 1 2 3 4 5Km



Cue Energy Resources Limited

SCHEMATIC MODEL OF JERUK

South
Jeruk -1
Jeruk -2
North
Jeruk-1 Mixture - Oil and water 4700 bpd
0m
100m
200m
300m
400m
500m
KUJUNG CARBONATE COMPLEX
ST4
ST5
ST1
ST2
ST3
Jeruk-2 ST1 missed target
Jeruk-2 ST 2 Shallow test - Oil 7488 bopd
Jeruk-2 ST 2 Deep test - Water
Jeruk-2 ST 3 Middle test - Oil and Water


Cue Energy Resources Limited

JERUK 2005 TIME TABLE

- Cue Reinstated 15% Interest — 28 April
- Jeruk 2 Sidetrack, Coring, Testing — begins 29 May
- Jeruk 3D Seismic Processed, Interpreted — September onwards
  - anisotropic prestack depth migration
- Additional Appraisal Wells — 4TH quarter onwards

MAARI DEVELOPMENT


CUE Permit
Pipelines
Oil & Gas Field
Gas Condensate Fields
3D SEISMIC
SURVEY
AREA
Kea-1
5km
MAARI
ari-1
Moki-1
Maari-
Moki-2A
Maui-4
MANAIA
432 km²
PEP 38413
Auckland
NEW
ZEALAND
KAIMORO
NGATORO
KAPUNI
Tui-1
Kea-1
MAARI
MANAIA
PEP 38413
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%
0
25km

Source: Horizon Oil



Cue Energy Resources Limited

MAARI DEVELOPMENT


CAPE EGMONT FAULT
MAARI
ZONE
Maari-1A
998)
Moki-1
(1983)
Maari-2
Moki-2A
(1985)
FAULT
MANAIA
Maui-4
(1970)
KIWI

- Development plan, platform & FPSO
- Development decision 3Q 2005
- P_{50} oil reserves ~ 50 million barrels
- CUE share 2.5 million barrels at acquisition cost of A$2.48 / barrel
- Capital costs ~ US$350 million gross
- CUE capital costs ~ US$18 million
- First oil late 2007
- Initial rate 35,000 bopd
- CUE share 1,750 bopd



Cue Energy Resources Limited

CUE PROJECTED FUTURE NET OIL PRODUCTION

□SE Gobe #□Oyong ¤□Maari *
Barrels of Oil Per Year
x 1000
0
100
200
300
400
500
600
700
Barrels of Oil Per Day
500
1000
1500
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Joint Venture estimate – does not include SE Gobe 11

¤ Cue estimate (after government take using USD40/bbl)

* Cue estimate



Cue Energy Resources Limited

CUE NET GAS PRODUCTION

Oyong Gas ¤
Billion Cubic Feet Per Year
2.5
2
1.5
1
0.5
0
2007
2008
2009
2010
2011
2012
2013
2014

¤ Cue estimate after government take, using contract gas price.



Cue Energy Resources Limited

LOCATION CARNARVON BASIN PERMITS

LEGEND
Oil Field
Gas Condensate Field
CUE Permit
0
25Km
AUSTRALIA
19°
116°
117°
20°
1000
500
200
WA-270-P
WA-269-P
WA-267-P
WA-359-P
WA-361-P
WA-360-P
Andromeda-1
Glatton-1
Brigadier-1
Banambu-1
Gandara-1
Lacerta-1
Eastwood-1
Malus-1
WA-248-P R1
WA-191-P R3
WA-4-L R1
WA-16-L
WA-17-L
WA-3-L
WA-4-L
WA-8-L
WA-1-P R5
191 -PR3
WA-6-L R1
WA-2-L R1
WA-28-P R6
WA-208-P R2
WA-1-P R5
1-P R5
W03-9
WA-254 -P R1
WA-254-P R2
WA-310-P
WA-209 -P R2
WA-202-P R2
WA-312-P
WA-330-P
WA-321-P
WA-323-P
WA-7-P R1
WA-16-R
WA-17-R
WA-253 -P R1
WA-350-P
253-P R1 P0
W04-9
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Perseus
Eaglehawk
Egret
Cossack
Wanaea
North Rankin
Legendre
Goodwyn
Echo/Yodel
Rankin
Dockerell
Dixon
Wheatstone
Iago
Wilcox
Urania
Geryon
Pluto
Dionysus

Cue Energy Resources Limited

LOCATION BASS BASIN PERMITS



Seal 1
Toolka 1
Pipeline
Koorkah 1
King 1
Cormorant 1
Barramundi 1
Bass 1
White Ibis 1
Bass 3
T/18P R3
Yolla 1,2
T/RL-1
T/37P
Tilana 1
Bass 2
Yurongi 1
Dondu 1
Nangkero 1
Tarook 1
Poonboon 1
Squid 1
Narimba 1
Pelican 1
Pelican 5
Flinders 1
Pipipa 1
T/38P
T/39P
T/04-2
Chat 1
T/04-3
T/04-4
Durroon 1
DUKE ENERGY INTERNATIONAL
TASMANIAN GAS PIPELINE
TASMANIA
Tasmanian Devil 1
Devonport
AUSTRALIA
LEGEND
Gas Condensate Field
CUE Permit
0
50km

Source: Department of Industry Tourism Resources



Cue Energy Resources Limited

CUE 2005 ACTIVITY

Actual

- 2D Seismic – PNG — January
- New Exploration Areas - Australia — January
- SE Gobe 11 Development Well — March
- 3D Seismic – Indonesia — March
- Commence Oyong Development — May
- Jeruk -2 Sidetrack — May

Expected

- Maari Development Decision — Third Quarter
- Jeruk appraisal Drilling — Fourth Quarter
- SE Gobe 12 Development Well — November
- First Oyong Oil — Year End



ANTICIPATED 2006 ACTIVITY

• PPL 190 Exploration Well – PNG	First Quarter
• Sampang Exploration Well – Indonesia	First Quarter
• SE Gobe Oil Development Wells - PNG	First Half
• Jeruk Appraisal Drilling	First Half
• Maari Oil Field Construction – NZ	Ongoing



Cue Energy Resources Limited

WHY INVEST IN CUE

- SE Gobe oil production
- Oyong production pending
- Maari production pending
- Jeruk oil appraisal
- Exploration drilling
- Quality exploration acreage
- Project upside PNG Gas

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Summaries of some of the risks inherent in an investment in Cue Energy are set out on pages 11 and 24 of our Prospectus dated 19 May 2005 and lodged with the Australian Securities and Exchange Commission. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.